May 19, 2017

VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4631

Re:    Crown Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 000-50189

Dear Mr. O'Brien:

Crown Holdings, Inc. ("we," "Crown" or the "Company") is responding to the comments raised in your letter dated May 9, 2017 regarding Crown's Form 10-K for the fiscal year ended December 31, 2016. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2016

General

1.
You stated in your letter to us dated July 1, 2014 that you sold products in Sudan and Syria, countries which are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about any contacts with Sudan and Syria, Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

2.
Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the comment above and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

As permitted by U.S. laws and regulations, non-U.S. subsidiaries of Crown have sold beverage cans and closures to private businesses in Sudan and Syria. These sales were conducted in accordance with U.S. economic sanctions and export control laws. Crown has training programs and compliance policies and procedures to ensure that (1) no U.S. persons facilitate sales to embargoed countries or individuals on the U.S. Treasury Department’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals list, (2) if applicable, no U.S. content goes to embargoed countries or individuals on OFAC’s Specially Designated Nationals list and (3) all such sales comply with the requirements of applicable U.S. laws and regulations including those of OFAC.

To the best of our knowledge, Crown and its subsidiaries have had no agreements, arrangements or other contacts, directly or indirectly, with the governments of Sudan or Syria or entities they control.

From a quantitative standpoint, sales to Sudan and Syria are not material to Crown’s results of operations. In 2014, 2015, 2016 and the first quarter of 2017, Crown had net worldwide customer sales of $9.1 billion, $8.8 billion, $8.3 billion and $1.9 billion. Sales to Sudan and Syria during these same periods were approximately as follows:

Net Customer Sales to Sudan and Syria
	(USD millions)
	2014	2015	2016	Q1 2017
Sudan	$3.0	$5.8	$3.9	$1.0
Syria	7.3	5.6	8.9	1.2

These sales accounted for a small portion of Crown’s net customer sales, as follows:

Percent of Net Customer Sales

	2014	2015	2016	Q1 2017
Sudan	0.0%	0.1%	0.0%	0.1%
Syria	0.1%	0.1%	0.1%	0.1%

While Crown and its subsidiaries have no tangible assets or liabilities located in Sudan or Syria, at any given time Crown’s non-U.S. subsidiaries may recognize an immaterial amount of customer receivables related to the above activities.

From a qualitative standpoint, these sales, in Crown’s opinion, would not be deemed important by a reasonable investor in making an investment decision.  Crown does not have any offices, employees or operations in Sudan or Syria.  The sales to Sudan and Syria were made by non-U.S. subsidiaries, as permitted under U.S. trade sanctions and export control laws.  These sales were not, to the best of Crown’s knowledge, understanding and belief, made to the governments of Sudan or Syria, to customers controlled by the governments of Sudan or Syria, or to individuals on OFAC’s Specially Designated Nationals list.  These sales consist of beverage cans and closures, which are typically used to package beverages for consumer use.  At the present time, Crown does not anticipate any changes in its operations in or contacts with Sudan or Syria as described above.

In light of these factors, Crown does not believe that a reasonable investor would deem the insignificant amounts of products sold to customers in Sudan and Syria to be quantitatively or qualitatively important in making an investment decision or perceive any reasonable risk to Crown’s reputation or share price associated with these sales.  Further, Crown's training programs and compliance policies and procedures are designed to prevent violation of applicable law and the related potential liability to investors.  Crown is aware of the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism and does not believe that such divestments, if any were to occur, would have a material adverse effect on the company’s share price or its investors.

* * * *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown's filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter, please contact David A. Beaver, Vice President and Corporate Controller, at (215) 698-5041.

Crown Holdings, Inc.

/s/ David A. Beaver
Name: David A. Beaver
Title: Vice President and Corporate Controller